Exhibit 99.1

Sunlands Technology Group Files its Annual Report on Form 20-F

BEIJING, April 24, 2020 -- Sunlands Technology Group (NYSE: STG) ("Sunlands" or the "Company"), a leader in China's online post-secondary and professional education, today announced that it has filed its Annual Report on Form 20-F for the full year ended December 31, 2019 with the U.S. Securities and Exchange Commission (the "SEC").

The annual report can be accessed on the Company's investor relations website at http://www.sunlands.investorroom.com/ and on the SEC's website at www.sec.gov. The Company will provide hardcopies of the annual report, free of charge, to its shareholders and ADS holders upon request. Requests should be submitted to ir@sunlands.com.

About Sunlands

Sunlands Technology Group (NYSE: STG) ("Sunlands" or the "Company"), formerly known as Sunlands Online Education Group, is the leader in China's online post-secondary and professional education in terms of gross billings in 2017, according to iResearch. With a one to many, live streaming platform, Sunlands offers various degree and diploma-oriented post-secondary courses as well as online professional courses and educational content, to help students prepare for professional certification exams and attain professional skills. Students can access its services either through PC or mobile applications. The Company's online platform cultivates a personalized, interactive learning environment by featuring a virtual learning community and a vast library of educational content offerings that adapt to the learning habits of its students. Sunlands offers a unique approach to education research and development that organizes subject content into Learning Outcome Trees, the Company's proprietary knowledge management system. Sunlands has a deep understanding of the educational needs of its prospective students and offers solutions that help them achieve their goals.

For more information, please visit http://www.sunlands.investorroom.com/

For investor and media inquiries, please contact:

Sunlands Technology Group

Yingying Liu
IR Director
Tel: +86 182 5691 2232
Email: ir@sunlands.com

The Piacente Group, Inc.
Brandi Piacente
Phone: +1 (212) 481-2050
Email: sunlands@tpg-ir.com

Ross Warner
Phone: +86 (10) 6508-0677
Email: sunlands@tpg-ir.com

SOURCE Sunlands Technology Group